Mail Stop 4561

November 28, 2006

Thibault de Tersant
Executive Vice President and Chief Financial Officer
Dassault Systemes S.A.
9, Quai Marcel Dassault
B.P. 310, 92156 Suresnes Cedex, France

    Re: **Dassault Systemes, S.A.**
          Form 20-F for Fiscal Year Ended December 31, 2005
          Filed June 29, 2006
          Form 6-K filed on July 27, 2006
          File No. 000-28578

Dear Mr. Tersant:

       We have completed our review of your Form 20-F and related filings and have no further comments at this time.

          Sincerely,

          Stephen Krikorian
          Accounting Branch Chief